UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

FX ALLIANCE INC.

(Name of Subject Company)

FX ALLIANCE INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

361202104

(CUSIP Number of Class of Securities)

Philip Z. Weisberg

Chief Executive Officer

FX Alliance Inc.

909 Third Avenue, 10th Floor

New York, New York 10022

(646) 268-9900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Fox, Esq.

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by FX Alliance Inc., a Delaware corporation (the “Company”), on July 18, 2012, as amended by the Schedule 14D-9/A filed with the SEC by the Company on July 24, 2012, the Schedule 14D-9/A filed with the SEC by the Company on July 31, 2012, the Schedule 14D-9/A filed with the SEC by the Company on August 9, 2012,  the Schedule 14D-9/A filed with the SEC by the Company on August 13, 2012 and the Schedule 14D-9/A filed with the SEC by the Company on August 15, 2012 (as may be further amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by CB Transaction Corp. (“Merger Sub”), a Delaware corporation and a direct wholly-owned subsidiary of Thomcorp Holdings Inc. (“Parent”), a Delaware corporation and indirect wholly-owned subsidiary of Thomson Reuters Corporation, a corporation under the laws of the Province of Ontario, Canada (“Thomson Reuters”), to purchase all of the Company’s outstanding common stock, par value $0.0001 per share (the “Shares”) at a price per Share equal to $22.00 in cash, net to the seller, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2012 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time), filed by Merger Sub, Parent and Thomson Reuters with the SEC on July 18, 2012.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 6 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.  Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by adding the subsection “Expiration of the Offer Period” to the end of Item 8 as follows:

“Expiration of the Offer. The Offer and withdrawal rights expired at 5:00 p.m., New York City time, on August 17, 2012.  The depositary for the Offer has advised the Company that approximately 24,334,133 Shares were validly tendered and not properly withdrawn (excluding Shares tendered pursuant to notices of guaranteed delivery), representing approximately 72.7% of the outstanding Shares on a fully diluted basis.  All Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer have been accepted for payment.

The Company, Merger Sub and Parent intend to promptly take the steps necessary to complete a “short-form” merger of Merger Sub with and into the Company under Delaware law, without a meeting of the Company’s stockholders, including the exercise by Merger Sub of the Top-Up Option in accordance with the terms of the Merger Agreement. The “short-form” merger is expected to be completed on August 20, 2012.  In the Merger, each Share issued and outstanding immediately prior to the Effective Time, other than Shares owned by Parent, Merger

Sub or the Company immediately prior to the Effective Time and Shares owned by any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law, will automatically be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable taxes required to be withheld.  The Company will continue as the surviving corporation in the Merger and become a wholly-owned subsidiary of Parent. In addition, following the Effective Time, the Shares will cease to be traded on the NYSE.

On August 20, 2012, the Company and Thomson Reuters issued a joint press release announcing the expiration and results of the Offer, a copy of which is filed as Exhibit (a)(5)(P) and incorporated herein by reference.”

Item 9.  Exhibits.

Item 9, “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto, and the Schedule 14D-9 is hereby amended and supplemented by adding the exhibit filed herewith as an exhibit thereto:

“(a)(5)(P) Joint press release issued by FX Alliance Inc. and Thomson Reuters Corporation, dated August 20, 2012 (incorporated by reference to Exhibit (a)(5)(R) to the Schedule TO).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FX ALLIANCE INC.

	By:	/s/ Philip Z. Weisberg
	Name:	Philip Z. Weisberg
	Title:	Chief Executive Officer
Dated: August 20, 2012